Via Facsimile and U.S. Mail
Mail Stop 6010


August 10, 2005


Mr. Derek Cooper
Director, Secretary, Treasurer, and Principal Financial Officer
Phytomedical Technologies, Inc.
1628 West 1st Avenue, Suite 216
Vancouver, British Columbia V6J 1G1
CANADA

Re:	Phytomedical Technologies, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB/A for the Quarterly Period Ended March 31, 2005
	File No. 000-28790

Dear Mr. Cooper:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 7.  Financial Statements

Notes to Consolidated Financial Statements

7. Option Purchase and Rights Agreement

1. Please tell us how you accounted for the options granted to each of NYU and a NYU scientist/inventor to acquire 12.5% of the outstanding common stock of Phytomedical Technologies Corporation and how that accounting complies with SFAS 123, EITF 96-18, and any other relevant guidance. If you recognized any amounts for the granting of these amounts, please tell us the amounts, where they are presented, and how they were determined. If any recognized amounts were affected by the fair value of the common stock of Phytomedical Technologies Corporation, please tell us you determined that fair value.

Item 8a.  Controls and Procedures

2. Please tell us the conclusion reached by your Chief Executive
Officer and the Principal Financial Officer about the effectiveness of the disclosure controls and procedures, as you did not appear to disclose this but it appears to be required by Item 307 of Regulation
S-B.

Form 10-QSB-A for the Quarterly Period Ended March 31, 2005

Part I - Financial Information

Notes to Interim Financial Statements

Note 4. Stock Options

3. Please tell us why the stock-based compensation expense recognized for options granted to employees does not appear to have reduced your net loss in determining your pro forma net loss. Please tell us how your disclosure complies with paragraph 45(c)(2) of SFAS 123.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar M. Young, Jr., Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Derek Cooper
Phytomedical Technologies, Inc.
August 10, 2005
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